THE LIMITED, INC. REPORTS APRIL SALES


Columbus, Ohio (May 6, 1999) -- The Limited, Inc. (NYSE/LSE: LTD) reported comparable store sales increased 5% for the four weeks ended May 1, 1999. The Company reported net sales of $639.9 million for the four-week period ended May 1, 1999, compared to sales of $637.4 million for the comparable four-week period ended May 2, 1998. Net sales in 1998 included the results of Abercrombie & Fitch Co. (NYSE: ANF), which became independent from The Limited, Inc. after the May 1998 exchange offer.

Sales of $2.105 billion for the three months ended May 1, 1999 increased 5% from sales of $2.008 billion for the same period last year. The Company's comparable stores sales increased 12% for the three months ended May 1, 1999.

Additionally, as previously announced on May 3, 1999, the Company expects to report first quarter earnings per share of $.14, an increase of 56% over an adjusted $.09 per share in 1998. This represents a significant increase over the May 3 Wall Street consensus estimate of $.10 per share, and is primarily the result of strong first quarter performances at the Express, Lerner New York, Lane Bryant, and Limited Too brands, as well as Intimate Brands, Inc. (NYSE:
IBI). Additionally, due to the momentum in the apparel brands, the Company also announced on May 3 that it expects to exceed the second quarter Wall Street consensus estimate of $.15 per share by $.03.

The Limited, Inc., through Express, Lerner New York, Lane Bryant, Limited Stores, Structure, Limited Too, Galyan's and Henri Bendel, presently operates 3,408 specialty stores. The Company also owns approximately 84% of Intimate Brands, Inc. (NYSE: IBI), the leading specialty retailer of intimate apparel, beauty and personal care products through the Victoria's Secret and Bath & Body Works brands. Victoria's Secret products are available through 849 lingerie and beauty stores, the Victoria's Secret Catalogue and online at www.VictoriasSecret.com. Bath and Body Works products are available in 1,101 stores.

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For further information, please contact:     Tom Katzenmeyer
                                             Vice President, Investor Relations
                                             The Limited, Inc.
                                             614-415-7076
                                             www.limited.com
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SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995: All forward-looking statements made by the Company involve material risks and uncertainties and are subject to change based on various important factors which may be beyond the Company's control. Accordingly, the Company's future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.